EXHIBIT 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2023. To the extent the information in this section differs from the information contained in that annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPUBLIC OF INDONESIA

Recent Developments

Inauguration of President Prabowo Subianto and Formation of Cabinet

On October 20, 2024, Mr. Prabowo Subianto was inaugurated as the Republic’s eighth president. On the same date, President Prabowo Subianto announced his cabinet, which consists of 109 members from 48 ministries.

On October 21, 2024, the President issued Presidential Regulation Number 139 of 2024 on the Arrangement of Duties and Functions of State Ministries in the Red and White Cabinet for the 2024-2029 period. The 48 ministries include 22 new ministries and agencies, created through the establishment of new entities and the reorganization of existing ones. Seven of the 48 ministries are coordinating ministries which oversee and coordinate the ministries and agencies within their respective sectors, compared to four coordinating ministries under the prior administration. President Prabowo Subianto also dissolved the Cabinet Secretariat, a government agency that previously worked directly beneath and was answerable to the President, mandating that its duties and functions be integrated into the ministries responsible for managing the relevant government affairs.

2025 Budget

On October 17, 2024, the Government promulgated Law No. 62 of 2024 on the State Budget for 2025 (the “2025 Budget”). The 2025 Budget was designed to accelerate inclusive and sustainable economic growth with measurable and controlled countercyclical policies, amid global economic uncertainties. The 2025 Budget was formulated based on a mix of short, medium and long-term policy considerations aimed at advancing the Golden Indonesia Vision 2045, which was the goal announced in 2019 by former President Joko Widodo for Indonesia to become the fifth largest economy in the world by 2045. See “Government and Political Developments—2019 Indonesian General Elections” in the Exhibit 99.D. to the Republic’s Annual Report on Form 18-K for the fiscal year ended on December 31, 2023 for further details.

The key macroeconomic assumptions underlying the 2025 Budget are as follows:

•	an economic growth rate of 5.2%;

•	an inflation rate of 2.5%;

•	an exchange rate of Rp16,000 to U.S.$1.00;

•	an average Government 10-year bond rate of 7.0%;

•	an ICP of U.S.$82 per barrel;

•	oil production by the Republic of 605 thousand barrels of oil per day; and

•	gas production by the Republic of 1,005 thousand barrels of oil equivalent of gas per day.

Total revenue in the 2025 Budget is expected to be Rp3,005.1 trillion, or an increase of 7.2% from the 2024 Budget of Rp2,802.3 trillion. Total revenue comprises Rp2,490.9 trillion in tax revenues, Rp513.6 trillion in non-tax revenues and Rp0.6 trillion in grants.

Total expenditures under the 2025 Budget are estimated to be Rp3,621.3 trillion, or 9.5% increase from the 2024 Budget of Rp3,325.1 trillion, comprising Rp2,701.4 trillion in central Government expenditures and Rp919.9 trillion in transfer to regional and rural funds.

For 2025, the Government will continue its commitment toward fiscal consolidation by maintaining a budget deficit below 3% of GDP. The primary deficit in the 2025 Budget is projected to be Rp616.2 trillion, or 2.53% of the projected 2025 GDP. The Government expects to fund the deficit through debt financing.

The 2025 Budget included the following allocations:

•

Education: Rp724.3 trillion, or 20.0% of the total budget expenditures. This allocation is directed towards improving access to and the quality of education, providing nutritious food for school children, renovating schools, building model schools, and improving the connection between education and the needs of the job market.

•

Social protection: Rp503.2 trillion, or 13.9% of the total budget expenditures. This allocation is directed towards social assistance distribution, integrating and strengthening social protection programs, strengthening lifelong social protection, and facilitating poverty alleviation through empowerment-based social protection.

•

Infrastructure: Rp399.3 trillion, or 11.0% of the total budget expenditures. This allocation is directed towards developing agricultural infrastructure such as irrigation networks and dams and building infrastructure to support economic transformation with respect to, among others, downstreaming policy, connectivity improvement and energy transition.

•

Law and defense: Rp376.4 trillion, or 10.4% of the total budget expenditures. This allocation is directed towards modernizing defense equipment, strengthening information and communication technologies against cyber threats, supporting strategic industrial capabilities, and implementing legal and security operational activities.

•

Health: Rp218.5 trillion, or 6.0% of the total budget expenditures. This allocation is directed towards promotive and preventive efforts, accelerating the reduction of stunting and tuberculosis cases, constructing high-quality hospitals, providing free health checks, enhancing the universal healthcare program, improving technology and pharmaceutical independence, and building a reliable healthcare system.

•

Food security: Rp139.4 trillion, or 3.8% of the total budget expenditures. This allocation is directed towards intensification and extensification of agricultural land, strengthening agricultural facilities and infrastructure, increasing farmers’ access to financing, and bolstering national food reserves.

The 2025 Budget was formulated prior to President Prabowo Subianto assuming power, by the then-incumbent administration of former President Joko Widodo working with the then President-elect Prabowo Subianto’s transition team to reflect both leaders’ policy proposals and priorities and to provide space for implementation of the incoming administration’s programs.

Changes to VAT; Stimulus Package

On December 31, 2024, President Prabowo Subianto announced that the previously-scheduled increase in VAT rates from 11% to 12% from January 1, 2025 applies only to goods and services already subject to luxury goods sales taxes (Pajak Penjualan Barang Mewah). Goods and services not classified as luxury items would remain subject to the VAT rate of 11% established in 2022. The 0% VAT exemption for essential goods and services remains in effect, covering basic necessities such as rice, meat, fish, eggs, vegetables, fresh milk, educational services, healthcare services, public transportation services, affordable housing, and drinking water.

Earlier in December 2024, the Government introduced an Rp38.6 trillion stimulus package for 2025 that includes, among other incentives:

•	rice assistance of 10 kg per month for 16 million food aid recipients;

•	a 50% discount on electricity bills for customers with a maximum capacity of 2,200 VA;

•	incentives for electric and hybrid vehicles;

•	financing for labor-intensive industries; and

•	certain income tax incentives for employees earning up to Rp10 million per month.

For more information about the Government’s tax sources and expenditures, see “Republic of Indonesia — Government Budget—Government Finances” in Exhibit 99.D to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023.

Preliminary Full-Year Realization Results for 2024 Budget

On January 6, 2025, the Ministry of Finance announced updated preliminary realization figures for the 2024 budget. Based on the announcement, the realized Government revenues for 2024 are expected to reach Rp2,842.5 trillion, representing an increase of 2.1% from Rp2,783.9 trillion for 2023. The realized revenues for 2024 comprise total tax revenues that are expected to be Rp2,232.7 trillion, representing an increase of 3.6% from Rp2,154.20 trillion for 2023, and total non-tax revenues that are expected to be Rp579.5 trillion, representing a decrease of 5.4% from Rp612.5 trillion for 2023.

Based on the announcement, the realized Government expenditures for 2024 are expected to be Rp3,350.3 trillion, representing an increase of 7.3% from Rp3,121.2 trillion for 2023. Out of the realized Government expenditures, total central Government expenditures are expected to be Rp2,486.7 trillion, representing an increase of 11.0% from Rp2,239.8 trillion for 2023, and total transfers to regions and rural fund are expected to be Rp863.5 trillion, representing a decrease of 2.0% from Rp881.4 trillion for 2023.

As a result, the Government expects to realize a primary balance of a deficit of Rp19.4 trillion in 2024, compared to a surplus of Rp102.6 trillion in 2023. The total deficit is expected to be Rp507.8 trillion for 2024, representing 2.29% of the GDP.

The preliminary 2024 budget realization results described above are preliminary and subject to finalization and audit by the Government in the ordinary course. The actual 2024 budget realization results may differ materially from what are described herein and, as such, undue reliance should not be placed on these preliminary results. See “Forward-Looking Statements.”

Selected Key Economic Indicators

The following table sets forth certain of the Republic’s principal economic indicators as of and for the specified dates and periods.

Selected Key Economic Indicators

	Year Ended December 31,					Nine Months Ended September 30,
	2019L	2020L	2021L	2022L	2023L	2024P
National account and prices:
Real GDP growth (period-on-period)	5.0%	(2.1)%	3.7%	5.3%	5.1%	5.0%
Per capita GDP (in millions of Rupiah)	59.1	56.9	62.2	71.0	75.0	N/A
Per capita GDP (in U.S. dollars)(1)	4,175	3,912	4,350	4,784	4,856	N/A
Inflation rate (year-on-year change in CPI)	2.7%	1.7%	1.9%	5.5%	2.6%	1.8%
External sector:
Current account (% of GDP)	(2.7)%	(0.4)%	0.3%	1.0%	(0.2)%	(0.8)%
Fiscal account:
Budget (deficit) / surplus (% of GDP)	(2.2)%	(6.1)%	(4.6)%	(2.4)%	(1.6)%	(1.1)%
External debt of the central Government (in trillions of Rupiah)(1)	1,815.1	2,041.0	2,077.8	2,302.7	2,346.0	2,330
Debt service ratio (% of Government revenue)	42.9%	47.3%	45.0%	34.5%	38.5%	47.0%

Sources:  Statistics Indonesia (Badan Pusat Statistik (“BPS”)), BI and Ministry of Finance

L	Laporan Keuangan Pemerintah Pusat (“LKPP”) (Financial Report of Central Government/Audited).
P	Preliminary.
N/A	Not available.
(1)

Per capita GDP in U.S. dollars has been converted from Rupiah into U.S. dollars and the U.S. dollar amounts of external debt of the central Government have been converted into Rupiah at the following exchange rates per U.S. dollar: Rp14,148 per U.S. dollar for 2019, Rp14,556 per U.S. dollar for 2020, Rp14,309 per U.S. dollar for 2021, Rp14,848 per U.S. dollar for 2022 and Rp15,439 per U.S. dollar for 2023. These exchange rates are calculated by BPS with reference to the weighted average monthly exchange rates applicable to export and import transactions for each month in a given period.

Foreign Relations and International and Regional Organizations

On January 6, 2025, Indonesia joined BRICS, an intergovernmental organization comprising ten countries – Brazil, Russia, India, China, South Africa, Egypt, Ethiopia, Indonesia, Iran and the United Arab Emirates – as a full member.

Economy and Gross Domestic Product

Principal Sectors of the Economy

The following tables show the composition of Indonesia’s GDP by sector at current prices and constant prices, respectively, for the periods indicated.

Gross Domestic Product by Industry

(at current prices)

	Nine Months Ended September 30,
	2023P	%	2024P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	294,199	1.9	300,069	1.8
Non-Coal, Oil and Gas Manufacturing Industries	2,593,956	16.6	2,817,241	17.1

Total Manufacturing Industry	2,888,156	18.5	3,117,311	18.9
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	2,015,473	12.9	2,152,966	13.1
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting & Agriculture Services	1,506,080	9.7	1,644,095	10.0
Forestry and Logging	97,630	0.6	98,073	0.6
Fishery	410,185	2.6	407,534	2.5

Total Agriculture, Forestry, and Fishery	2,013,896	12.9	2,149,702	13.1
Mining and Quarrying
Oil, Gas and Geothermal Mining	384,341	2.5	394,597	2.4
Coal and Lignite Mining	900,003	5.8	616,812	3.7
Metal Ore	193,249	1.2	254,307	1.5
Other Mining and Quarrying	210,405	1.3	225,172	1.4

Total Mining and Quarrying	1,687,997	10.8	1,490,888	9.1
Construction	1,516,255	9.7	1,641,854	10.0
Government Administration, Defense Compulsory Social Security	452,108	2.9	504,215	3.1
Information and Communication	655,593	4.2	713,918	4.3
Transportation and Warehousing	905,026	5.8	1,006,943	6.1
Financial and Insurance Service	647,849	4.2	693,665	4.2
Education Service	423,315	2.7	452,816	2.8
Other*	1,700,182	10.9	1,851,729	11.2

Gross Value Added at Basic Prices	14,905,848	95.6	15,776,006	95.8
Taxes less Subsidies on Products	683,985	4.4	687,869	4.2

Total GDP	15,589,833	100.0	16,463,875	100.0

Source:  BPS

P	Preliminary.
*

Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Gross Domestic Product by Industry

(at constant prices)

	Nine Months Ended September 30,
	2023P	%	2024P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	163,969	1.8	163,547	1.7
Non-Coal, Oil and Gas Manufacturing Industries	1,703,017	18.6	1,783,170	18.5

Total Manufacturing Industry	1,866,985	20.4	1,946,717	20.2
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	1,197,149	13.1	1,254,083	13.0
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting & Agriculture Services	865,180	9.4	871,977	9.1
Forestry and Logging	48,176	0.5	47,533	0.5
Fishery	214,180	2.3	215,439	2.2

Total Agriculture, Forestry, and Fishery	1,127,536	12.3	1,134,948	11.8
Mining and Quarrying
Oil, Gas and Geothermal Mining	187,228	2.0	185,478	1.9
Coal and Lignite Mining	230,756	2.5	240,551	2.5
Metal Ore	118,593	1.3	136,255	1.4
Other Mining and Quarrying	133,723	1.5	143,095	1.5

Total Mining and Quarrying	670,300	7.3	705,379	7.3
Construction	864,724	9.4	929,196	9.7
Government Administration, Defense Compulsory Social Security	277,270	3.0	300,325	3.1
Information and Communication	599,854	6.5	645,629	6.7
Transportation and Warehousing	410,573	4.5	447,343	4.6
Financial and Insurance Service	369,854	4.0	391,137	4.1
Education Service	260,437	2.8	270,836	2.8
Other*	1,116,095	12.2	1,195,885	12.4

Gross Value Added at Basic Prices	8,760,778	95.6	9,221,477	95.8
Taxes less Subsidies on Products	401,532	4.4	402,101	4.2

Total GDP	9,162,309	100.0	9,623,578	100.0

Source:  BPS

P	Preliminary.
*

Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Manufacturing Industry

In the first nine months of 2024, the manufacturing sector grew by 4.3%, compared to the same period in 2023. This was primarily driven by a growth of 15.6% in base metal industry, a growth of 6.3% in chemical, pharmaceutical and traditional medicine industry, a growth of 5.7% in food and beverage industry and a growth of 4.7% in metal goods, computers, electronic goods, optics and electrical equipment industry from strong global and domestic demand for electronic components.

The growth in manufacturing sector is in line with the Government’s so-called downstreaming policy and policy of increasing the use of domestic products. The downstreaming policy aims to develop more value-added manufacturing and refining industries that add value to the raw materials before export. For example, since 2020 the Republic has banned the export of raw nickel and instead sought to encourage, through measures including tax incentives and local content requirements, onshore investment in industries that produce nickel-based products such as batteries for electric vehicles.

The downstreaming policy currently focuses on a few mining commodities—i.e., nickel, copper, tin, bauxite and coal—and the Government intends to expand the policy coverage to other products. President Prabowo Subianto has reaffirmed Indonesia’s commitment to the downstreaming policy and the Government has stated an intention to set up a downstream task force to coordinate relevant policies among line ministries.

The Government has also implemented policies of increasing the use of domestic products, such as local content regulation aimed at bolstering domestic manufacturing and reducing reliance on imports. In November 2024, the Government temporarily banned the sale of products by a major international electronics manufacturer for failing to comply with a local content requirement that mandates that 35% of components in electronic devices be locally sourced. The Government expects to continue to emphasize its downstreaming and local content policies to support Indonesia’s push to become part of global value-added supply chains and its broader growth ambitions.

Wholesale and retail trade; repair of motor vehicles and motorcycles

In the first nine months of 2024, the wholesale and retail trade, repair of motor vehicles and motorcycles sector grew by 4.8%, compared to the same period in 2023. This was driven by a growth of 5.8% in wholesale and retail trade of goods other than cars and motorcycles.

Agriculture, forestry and fishery

In the first nine months of 2024, the agriculture, forestry and fishery sector grew by 0.7%, compared to the same period in 2023. This was primarily due to a growth of 4.7% in animal husbandry and a growth of 1.4% in plantation crops.

Mining and Quarrying

In the first nine months of 2024, the mining and quarrying sector grew by 5.2%, compared to the same period in 2023. This was driven by a growth of 14.9% in metal ore mining, a growth of 7.0% in mining and other excavations and a growth of 4.2% in coal and lignite mining.

Oil and Natural Gas

The following table sets forth the average price of Indonesian crude oil, measured by the ICP, for the periods indicated.

	As of December 31,	As of November 30,
	2023P	2024P

	(in U.S. dollars per barrel)
ICP	75.5	71.8

Sources: Directorate General of Oil and Gas, Ministry of Energy and Mineral Resources

P	Preliminary.

Construction

In the first nine months of 2024, the construction sector grew by 7.5%, compared to the same period in 2023, as a result of the continued development of Nusantara and other infrastructure construction such as dams and toll roads.

Transportation and Warehousing

In the first nine months of 2024, the transportation and warehousing sector grew by 9.0%, compared to the same period in 2023, attributable to the growth in all the transportation and warehousing subsectors. In particular, rail transportation grew by 18.8%, land transportation grew by 10.1%, air freight grew by 6.7% and warehousing and transportation support services and post and courier increased by 9.7%. The growth in the transportation and warehousing sector was partly attributable to the hosting of national and international events that boosted the flow of domestic and international tourists in Indonesia.

Information and Communication

In the first nine months of 2024, the information and communication sector grew by 7.6%, compared to the same period in 2023. This was driven by increased telecommunication data traffic during events and festivals, the rising popularity of Indonesian movies and the expansion of Indonesia’s data center industry.

Gross Domestic Product by Expenditure

The following table sets forth the distribution of GDP in the Indonesian economy by expenditure at current prices and constant prices, respectively, for the periods indicated.

Gross Domestic Product by Expenditure

(at current prices)

	Nine Months Ended September 30,
	2023P	%	2024P	%

	(in billions of Rupiah and percentage of GDP)
GDP	15,589,833	100.0	16,463,875	100.0
Add: Imports of goods and services	3,010,894	19.3	3,300,604	20.0

Total supply of goods and services	18,600,727	119.3	19,764,479	120.0
Less: Exports of goods and services	3,344,704	21.5	3,589,072	21.8

Total domestic expenditure	15,256,023	97.9	16,175,406	98.2

Allocation of total domestic expenditure:
Household consumption expenditure	8,255,462	53.0	8,917,434	54.2
NPISHs consumption expenditure	188,577	1.2	222,172	1.3
Government consumption expenditure	1,029,213	6.6	1,141,580	6.9

Total consumption	9,473,252	60.8	10,281,187	62.4
Gross domestic fixed capital formation	4,506,636	28.9	4,771,713	29.0
Change in inventories (residual)(1)	1,276,134	8.2	1,122,507	6.8

Total domestic expenditure	15,256,023	97.9	16,175,406	98.2

Source: BPS

P	Preliminary.
(1)	Includes statistical discrepancies.

Gross Domestic Product by Expenditure

(at constant 2010 prices)

	Nine Months Ended September 30,
	2023P	%	2024P	%

	(in billions of Rupiah and percentage of GDP)
GDP	9,162,309	100.0	9,623,578	100.0
Add: Imports of goods and services	1,756,103	19.2	1,877,682	19.5

Total supply of goods and services	10,918,412	119.2	11,501,260	119.5
Less: Exports of goods and services	2,125,767	23.2	2,257,821	23.5

Total domestic expenditure	8,792,645	96.0	9,243,438	96.0

Allocation of total domestic expenditure:
Household consumption expenditure	4,837,016	52.8	5,074,972	52.7
NPISHs consumption expenditure	111,481	1.2	128,310	1.3
Government consumption expenditure	596,775	6.5	641,363	6.7

Total consumption	5,545,272	60.5	5,844,645	60.7
Gross domestic fixed capital formation	2,835,096	30.9	2,961,906	30.8
Change in inventories (residual)(1)	412,277	4.5	436,887	4.5

Total domestic expenditure	8,792,645	96.0	9,243,438	96.0

Source: BPS

P	Preliminary.
(1)	Calculated with calendar year 2010 as the Base Year.
(2)	Includes statistical discrepancies.

Inflation

The following table set forth the Consumer Price Index, or CPI, as of the end of the periods indicated and the percentage change against the previous period.

Changes in Consumer Price Index

	As of December 31,	As of December 31,
	2023(1)	2024(2)
CPI	116.6	106.8
Annual percentage year-on-year	2.6%	1.6%

Source: BPS

(1)

Calculated on the basis of 2018 CPI = 100. From January 2020 to December 2023, BPS calculated CPI based on a consumption pattern obtained from a cost of living survey conducted in 2018 in 90 cities in Indonesia.

(2)	Calculated on the basis of 2022 CPI = 100. From January 2024, BPS calculated CPI based on consumption pattern obtained from 2022 Cost of Living Survey in 150 cities in Indonesia.

Inflation by Commodity(1)

The following table sets forth percentage changes year-on-year in the CPI for certain commodities for the periods indicated.

	As of December 31,	As of December 31,
	2023	2024
Food, drinks, and tobacco	6.2	1.9
Clothing and Footwear	0.8	1.2
Housing, water, electricity, and household fuel	0.5	0.6
Household equipment, tools, and routine maintenance	1.6	1.0
Health	1.9	1.9
Transportation	1.3	(0.3)
Information, communication, and financial services	0.2	(0.3)
Recreation, sports, and culture	1.7	1.2
Education	2.0	1.9
Food and beverage providers/restaurants	2.1	2.5
Personal care and other services	3.6	7.0

Source: BPS

(1)	Annual percentage year-on-year.

In December 2024, annual inflation was 1.6%, which was flat compared to the 1.6% annual inflation in November 2024. From November 2024 to December 2024, annual inflation increased from 1.7% to 1.9% in food, drinks and tobacco, from 1.7% to 1.9% in health, and from 2.4% to 2.5% in food and beverage providers/restaurants. These increases were offset primarily by the decreases in annual inflation from 0.03% to (0.3)% in transportation, from 1.5% to 1.2% in recreation, sports and culture, and from 7.3% to 7.0% in personal care and other services.

Regional Growth

In the first nine months of 2024, Java contributed 57.2% of Indonesia’s GDP, Sumatera contributed 22.1%, Kalimantan contributed 8.2%, Sulawesi contributed 7.1%, Bali and Nusa Tenggara contributed 2.8%, and Maluku and Papua contributed 2.7%.

Labor and Employment

Labor

The following table sets forth the proportion of the employed labor force in each sector of the economy as of the period indicated.

	As of February		As of August
	2024(1)		2024(1)

	(in millions)%		(in millions)%
Agriculture, forestry and fishing	40.7	28.6	40.8	28.2
Mining and quarrying	1.7	1.2	1.7	1.2
Manufacturing	18.9	13.3	20.0	13.8
Electricity, gas, steam and air conditioning supply	0.4	0.3	0.4	0.2
Water supply, sewerage, waste management and remediation activities	0.6	0.4	0.6	0.4
Construction	8.6	6.1	9.5	6.5
Wholesale and retail trade, repair of motor vehicles and motorcycles	27.1	19.1	27.3	18.9
Transportation and storage	5.9	4.1	6.2	4.3
Accommodation and food service activities	11.1	7.8	11.3	7.8
Information and communication	1.2	0.9	1.0	0.7
Financial and insurance activities	1.6	1.2	1.7	1.2
Real estate activities	0.5	0.3	0.6	0.4
Professional, scientific and technical activities, Administrative and support service activities	2.2	1.6	2.5	1.7
Public administration and defense, compulsory social security	5.5	3.8	5.1	3.5
Education	7.3	5.1	7.2	5.0
Human health and social work activities	2.5	1.8	2.4	1.6
Other service activities	6.4	4.5	6.6	4.6
Total	142.2	100.0	144.6	100.0

Source: BPS

(1)	Estimation using population projections weighing results.

Employed Labor Force of Indonesia by Gender

The following table sets forth Indonesia’s employed labor force by gender as of the period indicated.

	As of February		As of August
	2024		2024

	(in millions)	%(1)	(in millions)	%(1)
Male	86.0	60.5	87.2	60.3
Female	56.2	39.5	57.4	39.7
Total	142.2	100.0	144.6	100.0

Source: BPS

(1)	Percentages are calculated as percentages of the employed labor force.

Employment and Unemployment in Indonesia

The following table sets forth Indonesia’s employment and unemployment rate as a percentage of Indonesia’s labor force as of the period indicated.(1)

	As of February		As of August
	2024		2024

	(in millions)%		(in millions)%
Employed	142.2	95.2	144.6	95.1
Unemployed(1)	7.2	4.8	7.5	4.9
Total	149.4	100.0	152.1	100.0

Source: BPS

(1)	Working age population refers to all persons in Indonesia 15 years old or older and includes certain non-workforce categories such as students and home makers.
(2)

The Government defines unemployment to include all persons 15 years old and older without work who (i) are looking for work, (ii) have established a new business, (iii) are not looking for work because they do not expect to find work, and (iv) have made arrangements to start work on a date subsequent to the unemployment measurement date.

Infrastructure Development

National Strategic Projects

A key priority of the Government is to encourage infrastructure development as a means to accelerate economic growth particularly in rural areas, support further industrial development and tourism, enhance urban transportation and improve the lives and economic welfare of Indonesians by reducing unemployment and poverty. National strategic projects (Proyek Strategis Nasional, or PSNs) are infrastructure projects of strategic importance for economic growth, equitable development, job creation and the advancement of national development plans. The project that is designated as a national strategic project will receive more attention from the Government through the grant of additional resources and completion on an expedited timeline.

National strategic projects are regulated through presidential regulation and implemented by the central and regional governments in coordination with SOEs and the private sector, prioritizing the use of domestic components. Since 2016, a total of 212 PSNs have been completed, with total investment value of Rp1,926 trillion. In November 2024, President Prabowo Subianto directed the continuation of PSNs and special economic zones as drivers of an inclusive and sustainable economy.

The PSN program currently comprises 228 projects and 16 programs divided into six main categories by function and purpose: (i) basic infrastructure, such as dams and irrigation facilities, drinking water supply systems, airports, railways, and toll roads, (ii) regional development projects, such as tourism areas and eco-city areas, (iii) energy resilience projects, such as power plants, waste-to-energy plants, and transmission networks, (iv) industry downstreaming and investment projects, such as special economic zones, industrial zones, smelters, and agricultural and plantation projects, and (v) projects for strategic policies, such as food estates, merger of SOEs, agrarian reform, drone research, and multifunctional satellites.

The Government estimates that the total cost of the projects and programs currently designated as national strategic priorities to be approximately Rp6,480.5 trillion. Indonesia’s infrastructure investment requirements exceed available public sector funding. As a result, the Government currently expects to pay for approximately 31.0% of this cost using public sector funding (state budgets, SOEs and regional SOEs), with the balance coming private sector investment. The public sector funds would primarily be used to support basic infrastructure projects, food security (e.g., irrigation, dams) and transportation, logistics and connectivity projects as well as urban transportation.

The Government expects to finance the remaining cost of the priority infrastructure projects through greater private sector participation, specifically: partnerships between the Government and the private sector (i.e., private public partnerships (“PPPs”)), and increased borrowing by the Government and SOEs.

The Government recognizes the important role of PPPs in the development of infrastructure projects and has adopted regulations that provide the legal and regulatory framework for PPPs—from procurement of the PPP concessionaire to the provision of Government support and guarantees. For a discussion of these guarantees, see “—Public Debt—Contingent Liabilities” in Exhibit 99.D to the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023 and below in this “Recent Developments.”

Progress on the Development of Nusantara

The development of Nusantara is planned in five phases starting in 2022 and ending in 2045, as outlined in the Government’s master plan for the development of the new capital included in Presidential Regulation No. 63 of 2022 (the “Master Plan”). According to the Master Plan, Phase I is the construction of basic infrastructure such as main roads and core public transportation infrastructure, IT, electricity, and water supply; Phase II focuses on the development of mixed-use areas to accommodate business and industrial districts, educational and tourism facilities, as well as advanced IT infrastructure and additional facilities to support the target population; Phase III focuses on the development of mass transportation infrastructure, expansion of waste and water infrastructure and businesses and industries; Phase IV focuses on the development of infrastructure and ecosystems for three cities (i.e., Nusantara, Balikpapan and Samarinda), to accelerate Kalimantan’s overall development; and Phase V, the final phase, which is targeted to be completed within the 2040-2045 period, focuses on developing mass public transport and integrated infrastructure and utilities, promoting zero carbon emissions and 100% renewable energy, fostering sustainable industrial development, and turning Nusantara into an internationally competitive city.

On November 5, 2024, the physical work for the first portion of basic infrastructure for Nusantara had reached approximately 94% completion. This first portion includes Presidential Palace, ceremonial grounds, the Phase I Axis of Nationality and the Sepaku Semoi Dam. The development budget for Nusantara in the 2025 Budget is set at an aggregate of Rp15.4 trillion (comprising the allocations to the Ministry of Public Works and Public Housing and the Nusantara Capital City Authority), representing a 65.0% decrease compared to Rp44.0 trillion in the 2024 Budget.

Foreign Investment

Foreign Investment in Indonesia

The following table sets out the amounts of foreign investments in Indonesia by non-residents.

Foreign Investment in Indonesia

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Direct Investments
Equity Capital	20,142	15,358	18,098
Debt instrument	1,523	1,135	217

Total direct investments	21,665	16,493	18,314
Portfolio investments:
Equity securities	265	676	1,113
Debt securities	4,840	(687)	13,443

Total portfolio investments	5,104	(10)	14,556
Financial derivatives	(856)	(710)	(933)
Other investments	2,658	(2,058)	2,196

Total foreign investment	28,571	13,715	34,133

Source:   Bank Indonesia

P	Preliminary.

Foreign Direct Investment in Indonesia by Country of Origin(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
North America	1,232	1,073	220
USA	1,147	1,025	161
Canada	83	48	57
Other North America(2)	2	1	2
Central and South America	606	515	(195)
Argentina	4	3	(274)
Brazil	0	0	1
Mexico	(1)	(1)	1
Cayman Islands	(47)	(45)	(385)
Other Central and South America	650	557	461
Europe	3,022	2,463	1,793
European Union	3,397	1,467	584
Austria	100	86	230
Belgium	68	51	255
Denmark	(4)	4	(1)
Finland	(16)	(4)	(43)
France	43	35	39
Germany	2,187	53	66
Greece	(0)	0	0
Ireland	102	111	0
Italy	(359)	(255)	(12)
Luxembourg	385	379	86
Netherlands	456	588	(44)
Portugal	217	215	11
Spain	194	194	2
Sweden	20	10	(7)
Other European Union	5	(1)	3
United Kingdom	(744)	673	736
Russia	1	1	2
Turkey	26	20	7
Other Europe	342	303	465
Asia	15,716	11,472	16,953
Japan	2,212	2,029	1,660
People’s Republic of China	1,705	1,429	1,574
South Korea	1,724	1,581	624
India	19	21	(7)
Hong Kong SAR	3,183	2,309	2,656
Taiwan	(5)	(20)	80
Saudi Arabia	2	2	2
ASEAN	6,295	3,919	10,099
Brunei Darussalam	0	0	0
Cambodia	2	1	0
Lao PDR	—	0	0
Malaysia	469	37	(101)
Myanmar	0	0	0
Philippines	17	14	84

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Singapore	5,177	3,824	8,958
Thailand	626	43	1,153
Vietnam	4	0	5
Other Asia	581	203	263
Australia and Oceania	585	587	104
Australia	576	581	94
New Zealand	(1)	(2)	1
Other Australia and Oceania	10	9	9
Africa	424	362	39
South Africa	(1)	0	0
Other Africa	425	362	38
Others	34	12	72

Total	21,618	16,484	18,987

Source:   Bank Indonesia

P	Preliminary.
(1)	Presents foreign direct investment in accordance with the directional principle prescribed by BPM5.
(2)	Includes Bermuda, Greenland and Saint Pierre & Miquelon.

Foreign Direct Investment

The following table sets out the amounts of foreign direct investments in Indonesia by non-residents.

Foreign Direct Investment

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Equity capital(1)	20,142	15,358	18,098
Debt instruments:
Inflow	44,352	33,471	33,954
Outflow	(42,829)	(32,336)	(33,737)
Total debt instruments	1,523	1,135	217

Total direct investments	21,665	16,493	18,314

Memorandum(2)
Direct investment in Indonesia	21,618	16,484	18,987

Source:   Bank Indonesia

P	Preliminary.
(1)	Includes privatization and banking restructuring.
(2)	Presents foreign direct investment in accordance with the directional principle prescribed by BPM5.

Foreign direct investment maintained a surplus totaling U.S.$21.7 billion in 2023, primarily in the form of equity capital, representing a decrease of 12.3% from a U.S.$24.7 billion surplus in 2022. The decrease was primarily due to decreases of investment in transportation, storage and communication as well as financial intermediaries, partially offset by increases of investment in manufacturing. With respect to country of origin, the decrease was primarily due to decreases of investment from Singapore, the United Kingdom and the People’s Republic of China, partially offset by increases of investment from Germany, Hong Kong SAR and Thailand.

The manufacturing, transportation, storage, communication and trade sectors were the main contributors to net foreign direct investment inflows in 2023. With respect to country of origin, investors from Asian emerging markets (including the People’s Republic of China) were the main contributors to net foreign direct investment inflows, followed by ASEAN countries.

In the first nine months of 2024, foreign direct investment recorded a surplus totaling U.S.$18.3 billion, primarily in the form of equity capital, representing an 11.0% increase from a U.S.$16.5 billion surplus in the first nine months of 2023. The increase was primarily due to increases of investment in health and social work, as well as mining and quarrying. With respect to country of origin, increased investment from Singapore, Thailand, and Hong Kong SAR was the main driver of the higher foreign direct investment in the first nine months of 2024.

The manufacturing and transportation, storage, and communication sectors were the main contributors to net foreign direct investment inflows in the first nine months of 2024. With respect to country of origin, investors from ASEAN countries, particularly Singapore, were the main contributors to net foreign direct investment inflows, followed by other Asian countries, mainly Hong Kong SAR and Japan.

Foreign Portfolio Investment

The following table sets out the amounts of foreign portfolio investments in Indonesia by non-residents.

Foreign Portfolio Investments

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Equity securities:
Inflows	60,362	44,389	62,050
Outflows	(60,097)	(43,713)	(60,937)
Net equity securities	265	676	1,113
Debt securities (net)	4,840	(687)	13,443

Total portfolio investments	5,104	(10)	14,556

Source:   Bank Indonesia

P	Preliminary.

In 2023, foreign capital flows in the form of portfolio investments in Indonesia recorded a net inflow of U.S.$5.1 billion, compared to the net outflow of U.S.$6.6 billion in 2022. The net inflow comprises predominantly long-term instruments such as SBN denominated in Rupiah, as well as the newly introduced instrument Bank Indonesia Rupiah Securities (Sekuritas Rupiah Bank Indonesia (“SRBI”)).

In the first nine months of 2024, foreign capital flows in the form of portfolio investments in Indonesia recorded a net inflow of U.S.$14.6 billion, compared to the net outflow of U.S.$10 million in the first nine months of 2023. The net inflow was mainly driven by foreign capital inflow in the form of SRBI, SBN denominated in Rupiah, and Government bonds issued in international markets.

Other Foreign Investment

The following table sets out the amounts of other investments (other than portfolio or foreign direct investments) in Indonesia by non-residents, mainly consisting of loans received and paid.

Other Foreign Investments

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Loans
Bank sector:
Disbursements	1,326	916	3,359
Debt repayments	(4,576)	(4,086)	(2,447)

Total bank sector	(3,250)	(3,170)	911
Corporate sector:
Disbursements	18,322	12,640	11,066
Debt repayments	(17,072)	(13,237)	(12,579)

Total corporate sector	1,250	(597)	(1,513)
Other (net)(1)	4,658	1,709	2,798

Total other investments	2,658	(2,058)	2,196

Source:   Bank Indonesia

P	Preliminary.
(1)	Consists of loans of public sector and trade credit, currency and deposits, SDR allocations, and other liabilities of private sector and public sector.

In 2023, other foreign investments increased from a surplus of U.S.$0.2 billion in 2022 to a surplus of U.S.$2.7 billion. The increase is primarily attributable to net drawings of foreign loans by the Government and corporate sector.

In the first nine months of 2024, other foreign investments improved from a deficit of U.S.$2.1 billion in the first nine months of 2023 to a surplus of U.S.$ 2.2 billion. The surplus is primarily due to net drawings of foreign loans by the Government and banks.

Direct Investment Realizations

Foreign Direct Investment

The following table sets forth the amount of realized foreign direct investment by sector of the economy for the periods indicated.

Realized Foreign Direct Investment by Sector(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Primary Sector
Food Crops, Plantation & Livestock	1,946	1,638	1,267
Forestry	96	77	80
Fishery	26	21	167
Mining	4,715	3,488	3,860

Total Primary Sector	6,782	5,224	5,373

Secondary sector:
Food Industry	2,263	1,756	2,196
Textile Industry	458	326	649
Leather Goods & Footwear Industry	782	574	668
Wood Industry	158	126	69
Paper and Printing Industry	3,431	2,266	2,650
Chemical and Pharmaceutical Industry	4,805	3,662	3,225
Rubber and Plastic Industry	576	421	676
Non-Metallic Mineral Industry	523	356	677
Metal, Industry not Machinery & Electronic Industry	11,787	8,678	10,186
Medical Precision & Optical Instruments, Watches & Clock, Machinery and Electronic Industry	1,478	1,214	1,693
Motor Vehicles & Other Transport Equipment Industry	2,046	1,280	1,473
Other Industry	382	312	392

Total Secondary Sector	28,690	20,971	24,554

Tertiary sector:
Electricity, Gas & Water Supply	2,742	2,242	1,841
Construction	282	246	649
Trade & Repair	944	812	1,599
Hotel & Restaurant	811	628	793
Transportation, Storage & Communication	5,615	4,240	3,977
Housing, Ind. Estate & Office Building	2,575	1,973	2,336
Other Services	1,827	1,474	2,503

Total Tertiary Sector	14,795	11,614	13,700

Total	50,268	37,809	43,627

Source:   BKPM

P	Preliminary.
(1)

Excludes foreign investment in oil and natural gas projects, banking, non-bank financial institutions, insurance, leasing, mining in terms of contracts of work, coal mining in terms of agreement of work, investment in which licenses were issued by a technical/sectoral agency, portfolio as well as household investment.

Domestic Direct Investment

In addition to direct equity investments by foreign persons, BKPM also approves certain types of domestic direct investments. The following table sets forth the amount of realized domestic direct investment by sector of the economy for the periods indicated.

Realized Domestic Direct Investment by Sector(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in billions of Rupiah)
Primary sector
Food Crops, Plantation & Livestock	42,912	33,760	34,724
Forestry	23,032	17,149	30,609
Fishery	2,507	2,115	1,331
Mining	86,689	61,637	74,630

Total Primary Sector	155,140	114,661	141,294

Secondary sector:
Food Industry	54,828	41,256	50,461
Textile Industry	7,950	6,504	5,493
Leather Goods & Footwear Industry	1,641	1,174	1,080
Wood Industry	4,611	3,484	4,072
Paper and Printing Industry	9,295	6,653	6,832
Chemical and Pharmaceutical Industry	33,870	22,603	28,870
Rubber and Plastic Industry	9,256	6,461	5,915
Non Metallic Mineral Industry	7,770	6,256	6,235
Metal Industry not Machinery & Electronic Industry	25,886	17,523	25,259
Medical Precision & Optical Instruments, Watches & Clock, Machinery & Electronic Industry	4,263	3,590	3,524
Motor Vehicles & Other Transport Equipment Industry	6,173	3,553	5,781
Other Industry	6,114	4,517	3,893

Total Secondary Sector	171,657	123,572	147,414

Tertiary sector:
Electricity, Gas & Water Supply	37,585	27,451	35,688
Construction	32,813	23,697	22,746
Trade & Repair	48,558	37,727	49,764
Hotel & Restaurant	23,363	16,818	16,970
Transportation, Storage & Communication	76,659	57,256	87,591
Housing, Ind. Estate & Office Building	77,099	54,517	56,509
Other Services	52,048	37,835	49,053

Total Tertiary Sector	348,126	255,301	318,322

Total	674,923	493,534	607,029

Source:   BKPM

P	Preliminary.
(1)

Excludes foreign investment in oil and natural gas projects, banking, non-bank financial institutions, insurance, leasing, mining in terms of contracts of work, coal mining in terms of agreement of work.

Foreign Trade and Balance of Payments

Exports and Imports

Exports and Imports

	Year Ended December 31,	Ten Months Ended October 31,
	2023[p]	2023[p]	2024P
	(in millions of U.S. dollars)
Exports:
Oil and gas exports (f.o.b.)	14,840	12,404	12,355
Non-oil and gas exports (f.o.b.)	242,841	201,563	202,728

Total exports (f.o.b.)	257,681	213,967	215,084
Total imports (c.i.f.)	(222,292)	(183,743)	(192,625)

Balance of trade	35,389	30,225	22,459

Source:  Bank Indonesia

P	Preliminary.

In 2023, Indonesia recorded a trade surplus of U.S.$35.4 billion, which decreased by 30.4% from the U.S.$50.8 billion surplus in 2022. The lower trade surplus was mainly due to a 11.9% decrease in exports primarily due to softening demand from Indonesia’s major trading partners for its major non-oil and gas export commodities as well as decreasing commodity prices. In addition, imports (c.i.f) decreased by 8.0%, in line with the export performance.

In the first ten months of 2024, Indonesia recorded a trade surplus of U.S.$22.5 billion, which decreased by 25.7% from the U.S.$30.2 billion surplus in the same period of 2023. The lower trade surplus was primarily driven by a 4.8% year-on-year increase in total imports (c.i.f) to support the increasing domestic economic activity, compared to the 0.5% year-on-year increase in total exports (f.o.b.).

Export-Import Data from the Central Statistics Agency

In addition to the exports and imports related data published by Bank Indonesia, the Central Statistics Agency or BPS also publishes data relating to imports and exports compiled based on the International Merchandise Trade Statistics Manual issued by the United Nations. Due to the different methods and timing of compiling export-import statistics, the export-import data published by BPS is different to the export-import data published by Bank Indonesia.

The tables below show Indonesia’s exports and imports for the periods indicated as published by the BPS.

	Year Ended December 31,	Eleven Months Ended November 30,
	2023R	2023R	2024P
	(in millions of U.S. dollars)
Exports:
Non-oil and gas exports	242,853	221,940	226,905
Oil and gas exports	15,922	14,443	14,337

Total exports	258,774	236,383	241,242

Imports:
Non-oil and gas imports	186,056	170,321	179,459
Oil and gas imports	35,830	32,458	32,978

Total imports	221,886	202,779	212,437

Source:   BPS

P	Preliminary.
R	Revised.

Exports

The following table sets forth Indonesia’s exports by major commodity groups for the periods indicated. In July 2024, Bank Indonesia adopted a new classification system for reporting commodity exports, as presented below. Comparative prior periods included in the Republic’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023 have not been reclassified and are not directly comparable to the periods presented below.

Exports by Sector

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023[p]	2024P
	(in thousands of U.S. dollars)
General merchandise	256,832,315	213,251,316	214,225,976
Agricultural products
Coffee bean	915,636	777,545	1,279,572
Medicinal herb, aromatic and spice plant	467,475	400,997	351,622
Bird nest	633,094	526,805	457,628
Seasonal fruit	334,262	243,641	419,464
Other non-timber forest product	620,760	518,803	451,973
Seaweed and other algae	279,744	247,870	159,717
Fresh / chilled fish	120,682	96,923	116,737
Clove	95,171	72,721	223,030
Vegetables	134,958	122,247	189,614
White pepper	63,953	56,063	90,065
Tobacco	86,675	71,615	88,737
Cocoa bean	46,595	34,699	65,509
Shrimp and prawn	43,236	32,241	79,267
Rubber latex	54,726	45,679	47,445
Crab	62,662	53,212	85,324
Other agricultural products	1,142,271	952,900	1,026,377

Total Agricultural products	5,101,900	4,253,960	5,132,082

Manufacture products
Palm oils	23,965,276	20,223,737	17,210,795
Iron/steel	27,599,169	22,865,599	22,160,625
Clothing and apparel of textile fabrics	6,801,682	5,674,109	5,819,178
Electrical equipment	7,706,789	6,599,177	7,007,416
Organic chemicals derived from agricultural products	6,233,256	5,245,111	5,398,059
Motor vehicle, four-wheel drive and more	6,843,321	5,752,087	5,580,025
Sport shoes	3,858,898	3,211,032	3,354,346
Crumb rubber	2,416,047	2,016,676	2,255,424
Pulp	3,486,523	2,937,435	2,937,681
Jewellery and precious articles	5,606,891	4,385,099	4,726,392
Nickel	6,806,140	5,743,058	6,182,253
Copper	2,285,775	1,844,117	2,930,240
Other papers	2,409,737	2,022,175	1,837,687
Spare parts for four or more wheeled vehicles	2,317,038	1,894,488	2,002,248
Machines for general purposes	1,887,282	1,544,456	1,804,440
Tin	1,783,633	1,443,064	1,116,474
Soap and household cleaning agents	1,925,666	1,607,200	1,662,443
Other telecommunications equipment	3,020,326	2,536,992	2,088,733

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023[p]	2024P
	(in thousands of U.S. dollars)
Outer and inner tires	1,814,950	1,529,963	1,392,082
Wooden furniture	1,455,492	1,196,786	1,231,840
Fertilizers	1,426,122	1,079,021	1,003,619
Computer equipment	1,576,249	1,379,832	1,315,283
Organic chemicals derived from oil	762,107	656,072	716,372
Plywood	1,291,706	1,051,581	1,101,739
Spun yarn	1,068,095	915,984	780,136
Tanks and other armoured fighting vehicles and parts of such vehicles	1,286,171	1,098,642	981,875
Televisions and television equipment	1,362,151	1,128,348	1,204,175
Frozen shrimp and prawn	1,115,072	940,779	878,730
Semiconductors and other electronic components	1,870,186	1,559,569	1,815,624
Margarine	1,773,741	1,437,528	1,549,207
Oil-cake and solid residues	2,259,348	1,887,422	1,516,240
Machines for special purposes	1,419,386	1,186,287	1,144,527
Artificial resin (synthetic resin) and raw materials	1,294,712	1,088,115	1,049,013
Other organic chemicals	1,233,910	1,017,108	1,010,788
Oil products(1)	3,487,770	2,940,715	2,840,060
Liquefied Petroleum Gas(1)	143,213	94,617	289
Other manufacture products	43,669,758	36,038,317	41,820,450

Total Manufacture products	187,263,589	155,772,297	159,426,507

Mining products
Coal	34,590,782	28,853,656	25,175,434
Copper ore	8,326,477	6,451,330	7,185,309
Lignite	8,103,053	6,689,635	5,994,291
Other metal ore	68,121	68,121	17
Crude Oil(1)	1,716,572	1,428,438	1,748,456
Natural Gas(1)	8,037,106	6,737,235	6,587,359
o/w Liquefied Natural Gas	6,225,383	5,193,806	5,169,166
Other mining products	884,314	678,963	953,650

Total Mining products	61,726,425	50,907,378	47,644,516

Other merchandise(2)	2,740,401	2,317,681	2,022,870
Other goods(3)	848,317	716,119	857,671

Total Exports	257,680,632	213,967,435	215,083,646

Memorandum(4)
Non-oil & gas exports	242,840,602	201,563,390	202,728,392
Oil & gas exports	14,840,030	12,404,045	12,355,254

Source: Bank Indonesia

P	Preliminary.
(1)	As a component of oil and gas exports.
(2)	Consists of art goods, goods not elsewhere specified, and goods procured in ports by carriers.
(3)	Consists of non-monetary gold and merchanting goods.
(4)	Presents the classification of exports based on two main groups of commodities: (i) oil and gas and (ii) non-oil and gas.

The following table sets forth Indonesia’s exports by destination for the periods indicated.

Exports by Destination

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023P	2024P
	(in thousands of U.S. dollars)
America
North America
United States of America	23,163,130	19,190,882	21,401,967
Canada	1,292,084	997,116	1,163,240
Other North America	2,869	2,399	3,599

Total North America	24,458,083	20,190,396	22,568,806

Central and South America
Argentina	200,319	179,385	173,334
Brazil	1,278,005	1,055,535	1,412,403
Mexico	2,129,927	1,755,240	1,783,476
Other Central and South America	2,387,097	1,971,930	2,026,109
Total Central and South America	5,995,347	4,962,089	5,395,321

Total America	30,453,431	25,152,486	27,964,127

Europe
European Union
Netherlands	3,868,396	3,171,193	4,011,334
Belgium	1,586,600	1,362,618	1,249,573
Italy	2,097,717	1,873,575	1,958,723
Germany	2,518,779	2,149,730	1,985,400
France	903,474	757,729	760,389
Spain	2,194,164	1,955,176	1,701,888
Other European Union	3,262,361	2,703,203	2,840,524

Total European Union	16,431,491	13,973,224	14,507,832

United Kingdom	1,456,782	1,246,376	1,332,371
Russia	912,270	751,334	1,021,161
Turkey	1,531,222	1,313,093	1,593,574
Other Europe	3,107,016	2,405,871	1,766,426

Total Europe	23,438,781	19,689,897	20,221,364

Asia and Middle East
ASEAN
Brunei Darussalam	196,352	166,944	191,885
Philippines	11,028,339	9,269,856	8,824,306
Cambodia	828,316	680,492	679,100
Lao PDR	16,650	14,522	13,575
Malaysia	11,815,815	9,938,489	9,500,999
Myanmar	728,215	617,381	459,757
Singapore	11,668,197	9,903,004	8,571,852
Thailand	7,151,731	6,078,667	6,044,569
Vietnam	7,524,281	6,212,030	7,616,954

Total ASEAN	50,957,897	42,881,383	41,902,998

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023P	2024P
	(in thousands of U.S. dollars)
Hong Kong SAR	2,636,040	2,173,844	2,190,402
India	20,269,352	16,436,137	17,287,301
Iraq	235,746	183,739	288,164
Japan	20,654,400	17,365,311	17,052,452
South Korea	10,123,823	8,132,552	8,789,987
Pakistan	3,020,780	2,650,750	2,532,339
People’s Republic of China	64,769,663	53,107,063	49,771,271
Saudi Arabia	2,076,180	1,720,675	1,977,329
Taiwan	6,663,678	5,747,928	5,419,079
Other Asia and Middle East	10,381,481	8,530,199	9,661,583

Total Asia and Middle East	191,789,041	158,929,582	156,872,906

Australia and Oceania
Australia	3,001,010	2,452,685	3,601,809
New Zealand	591,665	499,288	567,508
Other Australia and Oceania	520,265	429,085	475,347

Total Australia and Oceania	4,112,940	3,381,058	4,644,664

Africa
South Africa	842,579	733,044	665,681
Other Africa	4,646,656	4,042,824	3,041,088

Total Africa	5,489,235	4,775,868	3,706,770

Unclassified exports(1)	2,397,205	2,038,544	1,673,816

Total, fob	257,680,632	213,967,435	215,083,646

Source: Bank Indonesia

P	Preliminary.
(1)	Consists of goods procured in ports by carriers and merchanting goods.

Imports

The following table sets forth Indonesia’s imports by major commodity groups for the periods indicated.

Imports by Sector(1)

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023P	2024P
	(in thousands of U.S. dollars)
General Merchandise	219,691,365	181,480,591	189,226,819
Consumption Goods
Food and beverages, primary, mainly for household	2,883,081	2,286,640	2,372,542
Food and beverages, processed, mainly for household	6,043,813	4,685,885	5,469,021
Passenger motor cars	1,044,254	870,538	1,120,718
Transport equipment, nonindustrial	293,186	249,212	197,991
Durable consumer goods	2,291,875	1,821,320	1,986,529
Semi-durable consumer goods	4,113,141	3,425,401	3,438,367
Non-durable consumer goods	3,351,800	2,815,813	2,821,770
Fuels and lubricants, processed, oil products(2)	10,785,334	8,535,160	10,243,782
Goods not elsewhere specified	621,571	565,493	253,056

Total Consumption Goods	31,428,054	25,255,462	27,903,776

Raw materials and auxiliary goods
Food and beverages, primary, mainly for industry	6,883,310	5,850,036	6,281,264
Food and beverages, processed, mainly for industry	5,227,898	4,246,858	4,443,508
Industrial supplies, primary	6,756,735	5,412,408	6,938,194
Industrial supplies, processed	66,750,868	55,628,041	58,106,027
Parts and accessories for capital goods	22,607,624	19,080,147	19,551,971
Parts and accessories for transport equipment	9,522,749	7,988,873	7,409,357
Fuels and lubricants, primary	15,633,539	13,111,664	12,321,373
o/w Crude oil(2)	12,221,871	10,359,984	9,290,432
Fuels and lubricants, processed	14,365,208	11,446,598	11,380,138
o/w Oil products(2)	9,128,025	7,453,468	7,449,960
o/w Liquefied Petroleum Gas(2)	4,386,640	3,285,891	3,322,675

Total Raw materials and auxiliary goods	147,747,930	122,764,624	126,431,833

Capital Goods
Capital goods (except transport equipment)	32,915,410	26,928,924	29,511,616
Passenger motor cars	1,044,254	870,538	1,120,718
Other transport equipment, industrial	5,837,492	5,100,208	3,523,882

Total Capital Goods	39,797,156	32,899,670	34,156,216

Other merchandise(3)	718,226	560,836	734,994
Other goods(4)	2,600,542	2,262,328	3,398,042

Total	222,291,907	183,742,919	192,624,861

Source: Bank Indonesia

P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	As a component of oil and gas imports.
(3)	Consists of goods procured in ports by carriers.
(4)	Consists of nonmonetary gold.

The following table sets forth Indonesia’s imports by country of origin for the periods indicated.

Imports by Place of Origin(1)

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023P	2024P
	(in thousands of U.S. dollars)
America
North America
United States of America	11,483,028	9,449,657	10,002,876
Canada	2,149,299	1,797,739	1,762,072
Other North America	374	256	80

Total North America	13,632,700	11,247,652	11,765,028

Central and South America
Argentina	1,374,093	1,249,066	1,147,364
Brazil	4,796,243	3,451,764	4,421,320
Mexico	359,514	286,099	288,152
Other Central and South America	663,101	553,672	627,910

Total Central and South America	7,192,951	5,540,602	6,484,745

Total America	20,825,651	16,788,254	18,249,774

Europe
European Union
Netherlands	944,430	803,709	749,637
Belgium	686,363	583,449	430,299
Italy	1,728,666	1,483,333	1,322,108
Germany	4,550,687	3,932,027	3,026,822
France	1,681,505	1,408,417	1,243,435
Spain	579,930	474,271	477,266
Other European Union	3,557,437	2,875,353	3,198,960

Total European Union	13,729,018	11,560,559	10,448,527

United Kingdom	1,103,335	949,780	802,474
Russia	2,243,473	1,783,440	1,752,869
Turkey	648,868	554,644	352,540
Other Europe	1,939,516	1,577,536	2,036,601

Total Europe	19,664,209	16,425,959	15,393,011

	Year Ended December 31,	Ten Months Ended October 31,
	2023P	2023P	2024P
	(in thousands of U.S. dollars)
Asia and Middle East
ASEAN
Brunei Darussalam	300,890	243,591	370,461
Philippines	1,373,756	1,128,621	1,466,395
Cambodia	103,380	67,020	118,263
Lao PDR	83,239	79,100	58,538
Malaysia	10,347,081	8,172,335	8,873,793
Myanmar	149,800	72,693	403,558
Singapore	20,479,833	16,750,375	18,268,297
Thailand	9,970,092	8,373,044	8,153,705
Vietnam	5,117,178	4,215,405	5,292,893

Total ASEAN	47,925,250	39,102,185	43,005,904

Hong Kong SAR	3,807,494	3,293,214	2,715,756
India	6,407,195	5,565,686	4,712,671
Iraq	209	118	512
Japan	16,493,891	13,970,595	12,097,722
South Korea	10,744,900	9,152,857	7,778,146
Pakistan	308,149	132,646	422,715
People’s Republic of China	60,075,752	49,210,409	58,169,399
Saudi Arabia	4,016,022	3,235,534	3,418,646
Taiwan	3,855,454	3,248,134	3,250,371
Other Asia and Middle East	6,845,160	5,648,267	4,513,079

Total Asia and Middle East	160,479,475	132,559,645	140,084,921

Australia and Oceania
Australia	9,284,037	7,571,982	8,741,808
New Zealand	1,134,475	950,260	1,051,142
Other Australia and Oceania	96,187	93,191	36,987

Total Australia and Oceania	10,514,699	8,615,433	9,829,937

Africa
South Africa	1,250,184	989,885	1,479,843
Other Africa	8,839,464	7,802,908	6,852,381

Total Africa	10,089,648	8,792,793	8,332,224

Unclassified imports(2)	718,226	560,836	734,994

Total, cif	222,291,907	183,742,919	192,624,861

Source: Bank Indonesia

P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	Consists of goods procured in ports by carriers.

Balance of Payments

The following table sets forth the Republic’s balance of payments for the periods indicated.

	Year Ended December 31,	Nine Months Ended September 30,
	2023P	2023P	2024P

	(in millions of U.S. dollars)
Current account	(2,146)	(853)	(7,878)
Goods(2)	46,269	34,879	28,612
Total exports (f.o.b.)	257,681	191,829	190,911
Non-oil and gas exports	242,841	180,792	179,863
Oil and gas exports	14,840	11,038	11,048
Total imports (f.o.b.)	(211,411)	(156,950)	(162,299)
Non-oil and gas imports	(176,654)	(131,914)	(136,683)
Oil and gas imports	(34,757)	(25,036)	(25,616)
Services	(17,783)	(12,964)	(13,412)
Primary income	(35,998)	(26,895)	(27,445)
Secondary income	5,365	4,126	4,366
Capital account	50	32	16
Financial account	9,510	(1,500)	7,457
(i) Public sector	11,905	2,718	18,017
Portfolio investment	8,916	2,819	15,580
Assets	—	—	—
Liabilities	8,916	2,819	15,580
Other investment	2,989	(100)	2,437
Assets	(102)	(102)	(864)
Liabilities	3,091	2	3,301
Loans	2,915	(112)	2,176
Drawings	8,257	3,659	6,210
Repayments	(5,342)	(3,771)	(4,033)
Other liabilities	176	113	1,125
(ii) Private sector	(2,395)	(4,218)	(10,560)
Direct investment	14,568	11,184	11,976
Assets	(7,097)	(5,309)	(6,338)
Liabilities	21,665	16,493	18,314
Portfolio investment	(6,709)	(5,491)	(4,626)
Assets	(2,897)	(2,662)	(3,602)
Liabilities	(3,812)	(2,829)	(1,024)
Financial derivatives	167	69	305
Other investment	(10,421)	(9,979)	(18,215)
Assets	(9,988)	(7,919)	(17,110)
Liabilities	(433)	(2,060)	(1,105)
Errors and omissions	(1,114)	5	(256)
Overall balance	6,301	(2,317)	(660)
Reserves and related items	(6,301)	2,317	660
Memorandum(3)	—	—	—
Reserve asset position	146,384	134,856	149,922

Source:  Bank Indonesia

P	Preliminary.

(1)

Bank Indonesia uses (+) and (-) signs in its published data to follow BPM5 whereby (+) means inflow and (-) means outflow. In financial account, (+) denotes increase in liabilities or decrease in assets, while (-) represents increase in assets or decrease in liabilities. The table above has been adjusted to align with the formatting hereof.

(2)	The calculation of export and import figures included in the balance of payments data compiled by Bank Indonesia differs in coverage and timing from the data on export/import trade compiled by BPS.
(3)

Presents the position of reserve assets at the end of period. A change in the overall balance of payments during a reporting period will affect the outstanding amount of reserve assets at the end of that period.

In 2023, the current account recorded a deficit of U.S.$2.1 billion, after registering a U.S.$13.2 billion surplus in 2022. These developments were mainly influenced by a lower goods trade surplus in line with global economic moderation and lower commodity prices, coupled with steady domestic demand. On the other hand, the services trade deficit narrowed in line with a surge of inbound international travelers as the tourism sector continued to recover.

The capital and financial account in 2023 improved, registering a U.S.$9.6 billion surplus compared to the U.S.$8.7 billion deficit in 2022, supported by surpluses in both direct investment and portfolio investment despite global financial market uncertainty. A conducive investment climate and investors’ view with respect to domestic economic outlook maintained direct investment inflows to Indonesia. In addition, portfolio inflows recorded a surplus despite global financial market uncertainty. Yields on domestic financial assets for investment and the release of new financial instruments issued by Bank Indonesia also increased portfolio investment performance.

As a result of the foregoing, Indonesia’s balance of payments in 2023 booked a U.S.$6.3 billion surplus, an increase from the U.S.$4.0 billion surplus in 2022. The official reserve assets as at December 31, 2023 increased to U.S.$146.4 billion from U.S.$137.2 billion as at December 31, 2022.

In the first nine months of 2024, the current account recorded a deficit of U.S.$7.9 billion, compared to U.S.$0.9 billion deficit recorded in the first nine months of 2023. This was primarily due to a decrease in the non-oil and gas trade balance surplus, which was caused by a decrease in exports driven by weakening demand from main trading partners, combined with increasing imports driven by the increasing domestic economic activity.

In the first nine months of 2024, the capital and financial account recorded a U.S.$7.5 billion surplus, reversing the U.S.$1.5 billion deficit in the first nine months of 2023. This positive shift was driven by increasing surpluses in both portfolio investment and direct investment, despite ongoing high global financial market uncertainty. The surplus in direct investment, which was larger, was primarily due to equity capital inflows, reflecting positive investor sentiment towards the promising domestic economic outlook. Additionally, foreign capital inflows into several portfolio investment instruments increased, due to attractive yields on financial assets for investment.

As a result of the foregoing, Indonesia’s balance of payments in the first nine months of 2024 booked a U.S.$0.7 billion deficit, lower than the U.S.$2.3 billion deficit in the first nine months of 2023. The official reserve assets as at September 30, 2024 were U.S.$149.9 billion, increased from U.S.$134.9 billion as at September 30, 2023.

Financial System

The Banking System

As of October 31, 2024, total banking assets were Rp12,397.5 trillion, consisting of commercial bank assets of Rp12,172.0 trillion and rural bank assets (including assets of Sharia rural banks) of Rp225.5 trillion.

Islamic Financial System

As of October 31, 2024, out of the 87 underwriters licensed by OJK, 35 were involved in issuances of Sukuk; and out of the 91 investment managers licensed by OJK, there were 52 investment managers with Sharia investment management units.

As of October 31, 2024, assets of Sharia banks were Rp899.2 trillion, or 7.3% of Indonesia’s total banking assets.

OJK has outlined the focus of Islamic banking development for the years 2024-2025. The areas of focus include, among others, (i) consolidation of Sharia commercial banks and strengthening of Sharia windows (i.e., Islamic principle-based services offered by conventional banks), for which OJK will coordinate with other authorities regarding the licensing process; and (ii) enhancing the role of Sharia banking in the MSME sector, which includes efforts to increase support for under- and un-banked MSMEs by granting them access to Sharia financial instruments, in particular social finance.

Bank Indonesia

The following table sets forth the balance sheet of Bank Indonesia and was prepared in accordance with the Monetary and Financial Statistics Manual published by the IMF, as of the dates indicated.

Analytical Balance Sheet of Bank Indonesia

	As of December 31,	As of November 30,
	2023	2024P
Base Money (M0)	1,690,270	1,624,723
Currency in Circulation(1)	1,101,748	1,105,800
Commercial Banks Demand Deposits at Bank Indonesia	585,270	430,632
Private sector Demand Deposits	3,070	5,309
Bank Indonesia Certificates (“SBI”)	—	—
Factors Affecting Base Money (M0)	1,690,270	1,624,723
Net Foreign Assets	2,058,128	1,952,680
Claims on Non-Residents	2,354,811	2,507,819
Liabilities to Non-Resident	(296,683)	555,139
Claims on Other Depository Corporations	56	56
Liquidity Credits	56	56
Other Claims	—	—
Net claims on central Government	(378,193)	(337,940)
Claims on central Government	87,814	78,937
Liabilities to central Government	(466,008)	416,877
Claims on Other Sectors	9,767	9,901
Claims on Other Financial Institutions	—	40
Claims on Private Sectors	9,767	9,861
Open Market Operations(2)	460,247	536,912
Other Liabilities to Commercial & Rural Banks	(65,007)	(71,009)
Deposits included in Broad Money (M2)	—	—
Deposits excluded from Broad Money (M2)	—	—
Shares and Other Equity	(398,168)	(477,460)
Net Other items	3,441	11,582

Source:  Bank Indonesia

P	Preliminary.
(1)	Currency outside banks plus cash in vault.
(2)	Consists of SBI, Bank Indonesia syariah certificate, repo open market operations, term deposits, Bank Indonesia deposit facility, Bank Indonesia lending facility, government bonds.

Banks and Other Financial Institutions

The following table sets forth the total number of financial institutions in operation and their share of total assets of the financial system as of the date indicated.

Indonesian Financial Institutions as of October 31, 2024

	Number of institutions	Assets*		Percentage of total assets
		(in trillions of Rupiah)		(%)
Banking:
Commercial banks	105	12,172.0		98.2
Rural credit banks(1)	1,544	225.5		1.8

Total banking	1,649	12,397.5		100.0

Insurance:
Life insurance	49	592.3		30.7
General insurance & reinsurance	80	275.5		14.3
Social insurance(2)	2	1.059.2		55.0

Total insurance	131	1,927.0		100.0

Pension funds:
Financial institution pension funds	26	141,8		37.4
Employer pension funds	166	237,7		62.6

Total pension funds	192	379.5		100.0

Finance companies(3)	147	582.26		42.3
Venture capital companies	54	26.1		1.9
Securities companies(4)	120	86.3	(5)	6.3
Mutual funds (collective investment schemes. not institutions)	1,524	500.3		36.3
Credit guarantee companies	30	46.5		3.4
Pawn shops	178	103.3		7.5
Fintech peer to peer lending(6)	98	8.1		0.6
Micro financial institutions(7)	253	1.6		0.1
Insurance and reinsurance brokers	192	22.6		1.6

Total	2,596	1,377		100.0

Source:  OJK

*	Unaudited.
(1)	Including Sharia rural banks.
(2)	Social insurance encompasses traffic and public transportation. health social security programs. worker social security programs and insurance for civil servants and the armed forces.
(3)	Finance companies provide investment financing, working capital financing, multipurpose financing, Sharia financing and other financing based on OJK approval.

(4)	These include 27 securities companies that are not members of a securities exchange but acting as broker-dealers and/or underwriters.
(5)

As of June 2024. Assets of securities companies as of June 2024 are disclosed in their respective semi-annual financial reports or, in the event that certain companies’ semi-annual financing reports are not yet available, their respective reports on net adjusted working capital.

(6)	Fintech peer to peer lending includes Sharia.
(7)	Micro financial institutions include Sharia micro financial institutions.

Bank Assets and Liabilities

The following table sets forth the consolidated balance sheets of the commercial banks as of the dates indicated.

Consolidated Balance Sheet of Commercial Banks

	As of December 31,	As of October 31,
	2023P	2024P
	(in trillions of Rupiah)
Assets
Loans	7,186.9	7,750.8
Interbank Assets	258.4	284.3
Placements at Bank Indonesia	1,047.8	780.9
Securities (including Government Bonds)	1,987.8	2.311.2
Equity Participation	116.7	125.7
Other Claims	661.6	421.3
Others	506.7	497.9

Total Assets	11,765.8	12.172.0
Liabilities
Third Party Funds	8,457.9	8,751.2
Liabilities owed to Bank Indonesia	17.6	14.1
Interbank Liabilities	198.4	197.6
Securities	99.0	99.6
Borrowing	308.3	336.9
Other Liabilities	239.4	256.9
Guarantee Deposits	4.9	5.1
Others	680.7	663.2
Capital:
Paid in Capital	312.8	313.5
Reserves	97.7	104.8
Current Earnings/Loss	243.3	217.6
Retained Earnings/Loss	738.6	838.2
Estimates of Additional Paid in Capital	288.2	303.5
Others	78.9	69.9

Total Liabilities and Capital	11,765.8	12,172.0

Source:  OJK

P	Preliminary.

The following table sets forth the average capital adequacy ratio of the banking system as of the dates indicated:

Average Capital Adequacy Ratios

	As of December 31,	As of October 31,
	2023P	2024P

	(percentages)
CAR	27.8	27.1

Source:  OJK

P	Preliminary.

Non-Performing Loans

The following table sets forth the gross NPL ratios as of the dates indicated.

Non-Performing Loans Ratios

	As of December 31,	As of October 31,
	2023P	2024P

	(percentages)
Gross NPL ratio	2.2	2.2

Source: OJK

P	Preliminary.

Capital Markets and Capital Markets Regulation

The following table sets forth key indicators regarding the IDX and any securities traded on the IDX as of and for the eleven months ended November 30, 2024.

Indonesian Stock Exchange

IDX
Market capitalization (in trillions of Rupiah)	12,696.2
Listed shares (in billions of shares)	11,878.5
Average daily transaction value (in billions of Rupiah)(1)	12,885.1
Average daily transaction volume (in millions of shares)(1)	19,318.8

Source: IDX

The Indonesia Sharia Stock Index, or ISSI, comprised 615 Sharia stocks listed on the IDX as of October 31, 2024. As of the same date, the market capitalization of the ISSI was Rp7,157 trillion.

Monetary Policy

In December 2024, Bank Indonesia held the BI rate at 6.00%, while maintaining the deposit facility rate and lending facility rate at 5.25% and 6.75%, respectively.

The decision is consistent with the direction of monetary policy to control inflation in 2024 and 2025 within the 2.5 ±1% target corridor, while supporting sustainable economic growth. The focus of monetary policy is on strengthening Rupiah stability in response to the heightened global economic uncertainty caused by the policy direction of the United States and escalating geopolitical tensions in various regions. Moving forward, Bank Indonesia will remain vigilant of Rupiah exchange rate movements and the inflation outlook as well as emerging dynamic economic conditions when considering further room for monetary easing. Meanwhile, Bank Indonesia maintains pro-growth macroprudential and payment system policies to foster sustainable economic growth. Bank Indonesia will hold an accommodative macroprudential policy stance to revive bank lending/financing to priority sectors, including the MSME sectors and green economy, and create job opportunities, by strengthening the macroprudential liquidity incentive policy strategy, which was set to commence in January 2025, while maintaining prudential principles. Payment system policy is directed towards bolstering growth, particularly in the trade and MSME sectors, strengthening reliable infrastructure and reinforcing the structure of the payment system industry, while expanding acceptance of payment system digitalization.

Bank Indonesia has, therefore, strengthened its monetary, macroprudential and payment system policy mix to maintain stability and to support sustainable economic growth through the following measures:

•

Strengthening the pro-market monetary operations strategy to enhance monetary policy effectiveness, accelerate the deepening of money market and foreign exchange market and attract foreign capital inflows by:

•	optimizing SRBI, Bank Indonesia foreign exchange securities and Bank Indonesia foreign exchange sukuk as pro-market instruments,

•	strengthening the interest rate structure of monetary instruments to attract portfolio inflows to domestic financial assets,

•	strengthening strategies to maintain competitive term-repo and foreign exchange swap transactions, and

•	strengthening the function of primary dealers to increase SRBI transactions in the secondary market and repo transactions between market players.

•	Stabilizing the Rupiah through foreign exchange market intervention with a focus on spot and domestic non-deliverable forward transactions, as well as SBN in the secondary market.

•	Strengthening prime lending rate transparency policy with a focus on interest rates by macroprudential liquidity incentive policy priority sectors.

•

Expanding BI-FAST services to include bulk transfers, requests for payment and direct debit, thereby providing the public fast, convenient, affordable, secure and reliable economic and financial transactions, commencing December 21, 2024 (“BI-FAST” refers to Bank Indonesia Fast Payment, a national infrastructure to accommodate real-time fund transfers at the customer level, available 24/7, utilizing technology standards that are open and interconnected, and real-time settlement to mitigate credit and liquidity risk).

•

Strengthening strategies to maintain the availability of a seamless payment system in all regions of the Republic, thereby fulfilling the needs of the public during the Christmas and New Year festive period.

Bank Indonesia and the Government strengthen policy coordination to maintain stability and enhance economic growth. Bank Indonesia also strengthens policy coordination with (i) the Financial System Stability Committee to maintain financial system stability and revive bank lending/financing to businesses; (ii) the central and regional governments to control food inflation in various regions within Indonesia, and (iii) other central banks, including through payment system connectivity and local currency transactions, as well as promoting investment and trade in priority sectors with relevant institutions.

Policy Synergy between Bank Indonesia and Ministry of Finance

Approximately Rp100 trillion of the Government securities that Bank Indonesia purchased as part of the Republic’s legislative and regulatory response to the Covid-19 pandemic are maturing in 2025. The Ministry of Finance and Bank Indonesia have agreed that the issuance of SBN by the Government and the purchase of SBN from the secondary market by Bank Indonesia will be based on prudent fiscal and monetary policy principles while maintaining market discipline and integrity. In this context, the purchase of SBN from the secondary market by Bank Indonesia will be conducted from market participants and through bilateral exchange mechanisms (i.e., bilateral debt switches) with the Government. The Ministry of Finance and Bank Indonesia are committed to ensuring that the issuance and purchase of Government securities are conducted in a transparent and accountable manner, in accordance with market mechanisms, and with strong governance.

Money Supply

The following table sets forth the money supply as of the end of the periods indicated.

Money Supply

	Money
End of period	Base money	Currency	Demand deposits	Rupiah saving deposits(1)	TotalM1(1)	Quasi- money	Securities other than shares	TotalM2
	(in billions of Rupiah)
2023	1,690,270	975,928	1,699,406	2,260,192	4,935,525	3,862,393	28,613	8,826,531
October 2023	1,483,629	863,102	1,634,608	2,193,441	4,691,152	3,788,475	26,917	8,506,544
October 2024(2)	1,592,462	970,060	1,727,610	2,234,455	5,022,125	3,949,648	109,918	9,081,691

Source: Bank Indonesia

M1	Narrow money.
M2	Broad money.
(1)	Since September 2021, Rupiah saving deposits that can be withdrawn at any time are reclassified from quasi-money to narrow money, due to their high liquidity.
(2)	Money supply data are ordinarily released approximately one month after the analytical balance sheet of Bank Indonesia.

	Factors affecting money supply
End of period	Foreign assets (net)	Claims on central Government (net)(1)	Claims on business sectors	Other items (net)(2)
	(in billions of Rupiah)
2023	1,967,180	907,964	6,545,841	1,222,684
October 2023	1,851,084	787,025	6,397,846	1,202,963
October 2024(3)	1,880,148	786,401	6,913,352	1,400,478

Source: Bank Indonesia

(1)	Claims on the Government include net of the Government’s deposits with the banking system.
(2)	Includes capital accounts, tradeable government bonds held by central bank and inter-system accounts.
(3)	Money supply data are ordinarily released approximately one month after the analytical balance sheet of Bank Indonesia.

As of October 31, 2024, broad money grew by 6.9% (year-on-year) compared to 3.4% (year-on-year) as of October 31, 2023, due to a higher increase in narrow money. Narrow money grew by 7.1% (year-on-year) as of

October 31, 2024 compared to 1.4% (year-on-year) as of October 31, 2023, due to higher growths of Rupiah demand deposits and Rupiah saving deposits. Quasi money grew by 4.3% (year-on-year) as of October 31, 2024 compared to 7.9% (year-on-year) as of October 31, 2023, due to slower growth in time deposits.

Government Budget

Fiscal Policy

The following table sets forth Government revenues and expenditures for the periods indicated.

Government Revenues and Expenditures

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P
	(in trillions of Rupiah)
Revenues and grants:
Domestic revenues
Tax revenues	2,021.2	2,118.3	2,154.2	2,309.9	2,218.4	1,946.7
Non-tax revenue	441.4	515.8	612.5	492.0	549.1	522.4
Total domestic revenues	2,462.6	2,634.1	2,766.7	2,801.9	2,767.5	2,469.1
Grants	0.4	3.1	17.2	0.4	34.9	23.6

Total revenues and grants	2,463.0	2,637.2	2,783.9	2,802.3	2,802.5	2,492.7

Expenditures:
Central government expenditures	2,246.5	2,302.5	2,239.8	2,467.5	2,558.2	2,098.6
Transfer to regions and rural fund	814.7	814.7	881.4	857.6	854.0	795.8

Total expenditures	3,061.2	3,117.2	3,121.2	3,325.1	3,412.2	2,894.5

Primary balance(1)	(156.8)	(38.5)	102.6	(25.5)	(110.8)	47.1
Surplus/(deficit)	(598.2)	(479.9)	(337.3)	(522.8)	(609.7)	(401.8)
Financing:
Debt Financing	696.3	421.2	404.0	648.1	553.1	483.6
Investment Financing	(176.0)	(176.0)	(89.9)	(176.2)	(92.0)	(56.3)
On-Lending	5.3	5.3	4.5	(0.3)	(2.6)	0.8
Government Guarantee	(0.3)	(0.3)	(0.3)	(0.8)	(0.8)	0.0
Other Financing	72.8	229.7	38.5	52.0	152.0	0.7

Total Financing	598.2	479.9	356.7	522.8	609.7	428.8

Source: Ministry of Finance

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.
(1)	Primary balance represents revenues minus expenditures excluding interest expenditures.

On October 17, 2024, the Government promulgated Law No. 62 of 2024 on the State Budget for 2025. For more information, see “Recent Developments—2025 Budget.”

Government Finances

The following table sets forth information regarding the revenues and expenditures of the Government for the periods indicated.

Government Revenues

The following table sets forth Government revenues by category for the periods indicated.

Government Revenues

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(in trillions of Rupiah)
Domestic revenues:
Tax revenues
Domestic tax
Income tax:
Oil and gas	61.4	71.7	68.8	76.4	61.9	58.9
Non-oil and gas	873.6	977.9	992.5	1,063.4	1,003.6	885.8

Total income tax	935.1	1,049.5	1,061.2	1,139.8	1,065.5	944.7
Value added tax (VAT)	743.0	731.0	763.6	811.4	815.5	707.8
Land and building tax	31.3	26.9	33.3	27.2	33.2	28.8
Excises	245.4	227.2	221.9	246.1	230.5	192.7
Other taxes	8.7	10.8	9.7	10.5	7.7	7.7

Total domestic taxes	1,963.5	2,045.5	2,089.7	2,235.0	2,152.4	1,881.7

International trade taxes:
Import duties	47.5	53.1	50.9	57.4	50.3	47.7
Export tax	10.2	19.8	13.6	17.5	15.6	17.3

Total international trade taxes	57.7	72.9	64.5	74.9	66.0	65.0

Total tax revenues	2,021.2	2,118.3	2,154.2	2,309.9	2,218.4	1,946.7

Non-tax revenues:
Natural resources:
Oil	96.1	76.4	87.4	80.5	89.2	79.1
Gas	35.0	27.3	28.8	29.6	32.2	25.0

Total oil and gas	131.2	103.6	116.2	110.2	121.5	104.1
General mining	54.0	110.0	129.1	85.8	102.1	98.8
Forestry	5.2	5.7	5.4	6.0	6.0	6.0
Fishery	3.5	1.6	0.6	3.5	3.5	0.8
Geothermal	2.1	2.4	2.8	2.2	2.5	2.1

Total non-oil and gas	64.8	119.7	138.0	97.5	114.0	107.7

Total natural resources	196.0	223.3	254.2	207.7	235.5	211.8

Profit transfer from SOEs	49.1	81.5	82.1	85.8	85.8	86.4
Other non-tax revenues	113.3	131.5	180.4	115.1	147.3	135.5
Public Service Agency (BLU) Income	83.0	79.5	95.9	83.4	80.4	88.8

Total non-tax revenues	441.4	515.8	612.5	492.0	549.1	522.4

Total domestic revenues	2,462.6	2,634.1	2,766.7	2,801.9	2,767.5	2,469.1

Grants	0.4	3.1	17.2	0.4	34.9	23.6

Total revenues and grants	2,463.0	2,637.2	2,783.9	2,802.3	2,802.5	2,492.7

Source: Ministry of Finance

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.

Government revenues realization improved by 5.6%, from Rp2,635.8 trillion in 2022, to Rp2,783.9 trillion in 2023, representing 105.6% of the 2023 revised budget Government revenues. Tax revenues realization was Rp2,154.2 trillion or an increase of 5.9% from Rp2,034.6 trillion in 2022, and non-tax revenues realization was Rp612.5 trillion or an increase of 2.8% from Rp595.6 trillion in 2022, representing 101.7% and 118.7% of the 2023 revised budget figures, respectively.

Government revenues realization increased by 1.3% from Rp2,461.0 trillion in the first eleven months of 2023 to Rp2,492.7 trillion in the first eleven months of 2024, representing 89.0% of the 2024 budget Government revenues. Tax revenues realization was Rp1,946.7 trillion or an increase of 1.7% from Rp1,914.9 trillion in the first eleven months of 2023 and non-tax revenues realization was Rp522.4 trillion or a decrease of 4.0% from Rp544.2 trillion in the first eleven months of 2023, representing 84.3% and 106.2% of the 2024 budget figures, respectively.

Government Expenditures

The following table sets forth the expenditures of the Government for the periods indicated.

Government Expenditures

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(in trillions of Rupiah)
Central Government expenditures:
Personnel expenditures	442.5	442.5	412.7	484.4	460.9	436.4
Good and services expenditures	375.9	375.9	432.7	407.0	436.9	400.7
Capital expenditures	210.3	210.3	303.0	247.5	338.9	245.2
Interest payments:
Domestic debt	426.8	426.8	409.3	456.8	454.4	409.2
Foreign debt	14.6	14.6	30.6	40.5	44.6	39.6
Total interest payments	441.4	441.4	439.9	497.3	499.0	448.8
Subsidies:
Energy subsidies	212.0	212.0	164.3	189.1	192.8	157.2
Non-energy subsidies	86.5	86.5	105.3	96.9	121.1	87.0
Total subsidies	298.5	298.5	269.6	286.0	313.8	244.1
Grant expenditures	0.0	0.0	0.2	0.0	0.0	0.0
Social assistance(1)	148.6	148.6	156.6	157.3	153.3	139.9
Other expenditures	329.3	385.3	225.0	388.0	355.4	183.4

Total central Government expenditures	2,246.5	2,302.5	2,239.8	2,467.5	2,558.2	2,098.6

Transfers to Regions and Rural Fund
Transfer to Regions
Balanced funds:
General transfer funds:
Revenue sharing funds	136.3	136.3	205.7	143.1	143.1	128.4
General allocation funds	396.0	396.0	398.0	427.7	427.7	417.8
Total general transfer funds	532.3	532.3	603.7	570.8	570.8	546.3
Specific allocation funds:
Physical special allocation fund	53.4	53.4	50.3	53.8	51.0	39.5
Non-physical special allocation fund	130.3	130.3	128.1	133.8	132.7	118.7
Grants to Regions(2)	2.1	2.1	2.9	0.5	1.1	0.6
Total specific allocation funds	185.8	185.8	181.4	188.1	184.8	158.9
Total balanced funds	718.1	718.1	785.0	758.9	755.6	705.1
Specific autonomy funds(3)	17.2	17.2	17.2	18.3	18.3	14.1
Specific Fund for Special Region of Yogyakarta	1.4	1.4	1.4	1.4	1.4	1.4
Fiscal Incentives(4)	8.0	8.0	7.9	8.0	7.8	6.0
Total Transfer to Regions	744.7	744.7	811.5	786.6	783.1	726.7
Rural Fund	70.0	70.0	69.9	71.0	70.9	69.2

Total transfers to regions and Rural Fund	814.7	814.7	881.4	857.6	854.0	795.8

Total Government expenditures	3,061.2	3,117.2	3,121.2	3,325.1	3,412.2	2,894.5

Source:   Ministry of Finance.

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.
(1)	Consists of social assistance from ministries/agencies spending and social assistance for disaster relief.
(2)	Starting in 2023, became part of the Transfer to the Regions.
(3)	Consists of specific autonomy fund for Aceh and Papua Provinces and additional infrastructure fund for Papua Provinces.
(4)	It is the Regional Incentive Fund before 2023.

Total Government expenditures in 2023 reached Rp3,121.2 trillion or an increase of 0.8% from Rp3,096.3 trillion in 2022, representing 100.1% of the 2023 revised budget Government expenditures. This was primarily driven by the realization of transfer to regions and rural fund which increased by 8.0% from Rp816.2 trillion to Rp881.4 trillion, representing 108.2% of the 2023 revised budget figure, partially offset by the decrease of 1.8% in central Government expenditures from Rp2,280.0 trillion to Rp2,239.8 trillion, representing 97.3% of the 2023 revised budget figure.

Total Government expenditures in the first eleven months of 2024 reached Rp2,894.5 trillion or an increase of 15.3% from Rp2,510.6 trillion in the first eleven months of 2023, representing 87.0% of the 2024 budget Government expenditures. Central Government expenditures reached Rp2,098.6 trillion or an increase of 18.3% from Rp1,774.5 trillion in the first eleven months of 2023, representing 85.1% of the 2024 budget figure. Transfer to regions and rural funds reached Rp795.8 trillion or an increase of 8.1% from Rp736.1 trillion for the first eleven months of 2023, representing 92.8% of the 2024 budget figure.

Fuel Prices and Subsidies

The following table sets forth the amounts of subsidies for the periods indicated.

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(in trillions of Rupiah)
Subsidies:
Energy subsidies	212.0	212.0	164.3	189.1	192.8	157.2
Non-energy subsidies	86.5	86.5	105.3	96.9	121.1	87.0

Total subsidies	298.5	298.5	269.6	286.0	313.8	244.1

Source:   Ministry of Finance

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.

Government Expenditure Allocation

The following table sets forth, by percentage, the allocation of central Government expenditures by function for the periods indicated.

Allocation of Central Government Expenditures by Function

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(Percentages)
General public services	29.6	31.3	36.2	34.8	30.5	28.3
Defense	6.0	5.8	7.7	5.5	6.8	6.9
Public order and safety	8.1	7.9	8.6	7.7	8.5	9.1
Economic affairs	8.2	27.5	21.7	26.0	30.1	28.9
Environmental protection	0.6	0.6	0.6	0.6	0.6	0.6
Housing and community amenities	1.4	1.4	1.7	1.5	1.6	1.7
Health	4.3	4.2	4.4	4.0	3.9	4.0
Tourism and culture	0.2	0.2	0.2	0.1	0.1	0.2
Religion	0.5	0.5	0.5	0.5	0.4	0.5
Education	10.4	10.2	7.7	9.0	7.0	8.2
Social protection	10.7	10.5	10.8	10.3	10.4	11.7

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source:   Ministry of Finance

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.

The following table sets forth certain Government budget expenditures for priority sectors for the periods indicated.

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(in trillions of Rupiah)
Education	612.2	624.3	503.8	665.0	560.3	504.0
Infrastructure	391.7	391.7	389.3	423.4	388.9	319.3
Energy Subsidy	212.0	212.0	164.3	189.1	192.8	157.2
Health	178.7	178.7	183.2	187.5	187.6	164.3

Source:   Ministry of Finance.

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.

Deficit Financing

The following table sets forth, by amount, information on deficit financing for the periods indicated.

Deficit Financing

	Year Ended December 31,					Eleven Months Ended November 30,
	2023B	2023R	2023L	2024B	2024O	2024P

	(in trillions of Rupiah)
Debt financing
Government securities (net)	712.9	437.8	308.2	666.4	451.9	437.2
Loans
Domestic loans (net)	0.7	0.7	14.6	(0.6)	20.1	6.6
Foreign loans:
Gross drawings:
Program loan	29.5	29.5	83.0	30.0	45.0	39.1
Project loan	32.6	32.6	79.7	37.8	125.4	80.3
Total gross drawing	62.1	62.1	162.7	67.8	170.4	119.4
Amortization	(79.4)	(79.4)	(81.5)	(85.5)	(89.2)	(79.6)
Total foreign loan (net)	(17.4)	(17.4)	81.2	(17.7)	81.2	39.8
Total loans (net)	(16.6)	(16.6)	95.8	(18.4)	101.3	46.4

Total debt financing	696.3	421.2	404.0	648.1	553.1	483.6

Investment financing
Investment to SOEs	(45.8)	(45.8)	(42.1)	(30.7)	(30.7)	(28.2)
Investment to other institutions	—	—	—	(10.0)	(5.0)	—
Investment to public service agencies	(53.9)	(53.9)	(52.5)	(41.2)	(31.2)	(22.5)
Investment in financial organizations/institutions	(1.5)	(1.5)	(1.6)	(1.9)	(2.0)	(2.0)
Revenue of investment	—	—	26.8	—	27.7	13.4
Government’s Investments	(19.5)	(19.5)	(20.5)	(13.7)	(13.7)	(17.0)
Others investment financing	(49.5)	(49.5)	—	(65.7)	(37.1)	—
Investment financing reserves	(5.7)	(5.7)	—	(13.0)	—	—

Total investment financing	(176.0)	(176.0)	(89.9)	(176.2)	(92.0)	(56.3)

Lending	5.3	5.3	4.5	(0.3)	(2.6)	0.8
Government guarantee	(0.3)	(0.3)	(0.3)	(0.8)	(0.8)	0.0
Other financing	72.8	72.8	38.5	52.0	152.0	0.7

Total financing (net)	598.2	479.9	356.7	522.8	609.7	428.8

Source:   Ministry of Finance

L	LKPP (Financial Report of Central Government/Audited).
B	Budget.
R	Revised Budget.
P	Preliminary.
O	Outlook for full-year 2024 Budget realization, estimated based on the actual realization results for the first six months of 2024.

Public Debt

As of November 30, 2024, the central Government’s foreign debt-to-GDP ratio was 11.1%, with foreign debt to total debt ratio of 28.4%.

External Public Debt of the Republic

Outstanding External Public Debt of the Republic by Source(1)

	As of December 31,	As of November 30,
	2023	2024P

	(in billions of U.S. dollars)
Concessional Loans:
Multilateral creditors	36.8	36.3
Bilateral creditors	20.3	16.8
Commercial(2)	94.8	102.3
Total	152.0	155.4
Total external public debt of the Republic, as a percentage of GDP for the period indicated(3)	11.2%	11.1%

Source:   Ministry of Finance

P	Preliminary.
(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.
(2)	Includes securities (bonds and Sukuk) issued in international capital markets and commercial bank borrowings.
(3)	In calculating as a percentage of GDP, GDP in U.S. dollars has been converted from Rupiah into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

As of November 30, 2024, 65.8% and 34.2% of the outstanding external public debt of the Republic are from commercial and concessional loans. respectively. The total outstanding external public debt of the Republic as of November 30, 2024 was U.S.$155.4 billion.

Sources of External Public Borrowing

The following table sets forth the outstanding amounts of international development assistance received by the Republic as of the dates indicated.

International Development Assistance(1)(2)

	As of December 31,	As of November 30,
	2023P	2024P

	(in millions of U.S. dollars)
Bilateral loans	20,310	16,760
Multilateral loans:
International Monetary Fund	—	—
World Bank Group	21,894	21,373
Asian Development Bank	11,273	10,424
Islamic Development Bank	1,340	1,329
Nordic Investment Bank	6	5
European Investment Bank	—	—
International Fund for Agricultural Development	283	292
Asian Infrastructure Development Bank	2,013	2,925
Multilateral Investment Guarantee Agency	—	—

Total multilateral loans	36,809	36,348

Total loans	57,119	53,108

Source: Ministry of Finance

P	Preliminary.
(1)	The term international development assistance includes any concessionary loans provided by international financial institutions or foreign governments, excluding grants.
(2)	Foreign currency values of international development assistance have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

The following table sets forth the external public debt of the Republic by currency as of the dates indicated.

Outstanding External Public Debt of the Republic by Major Currency

	As of December 31, 2023P		As of November 30, 2024P
	(in millions of original currency)	(in millions of U.S. dollars)(1)	(in millions of original currency)	(in millions of U.S. dollars)(1)
U.S. dollars	107,885	107,885	110,993	110,993
Japanese yen	2,531,210	17,904	2,677,914	17,853
Euros	21,746	24,067	23,468	24,828
SDR	342	458	197	259
British pounds	—	—	—	—
Others	Multiple Currencies	1,640	Multiple Currencies	1,458
Total	N/A	151,953	N/A	155,391

Source: Ministry of Finance

P	Preliminary.
(1)	Calculated based on the applicable BI middle exchange rates as of the date indicated for each column.

As of November 30, 2024, 71.4%, 11.5%, 16.0% and 1.1% of the external public debt of the Republic was denominated in U.S. dollars, Japanese Yen, Euros and other currencies (including SDR) respectively.

The following table sets forth the external debt service requirements of the central Government for the years indicated.

External Debt Service Requirements of the Central Government

Period	Principal repayment	Interest repayment	Total

	(in billions of U.S. dollars)
2022R	11.9	4.3	16.2
2023R	11.8	5.6	17.5
2024*	11.8	6.1	17.9
2025**	13.9	6.4	20.3
2026**	12.8	6.1	18.9

Source: Ministry of Finance

R	Realization.
*

Calculated based on (i) actual principal and interest payments made from January 1, 2024 to November 30, 2024 and (ii) projected principal and interest payments to be made from December 1, 2024 to December 31, 2024 based on external debt outstanding as of November 30, 2024.

**	Projected based on external debt outstanding as of November 30, 2024.

External Debt of Bank Indonesia

As of December 31, 2023, the external debt of Bank Indonesia amounted to U.S.$8,635 million, comprised entirely of SDR allocation (and excluding currency, deposits and SRBI), while commercial debt was nil. As of October 31, 2024, the external debt of Bank Indonesia amounted to U.S.$8,557 million, comprised entirely of SDR allocation (and excluding currency, deposits and SRBI), while commercial debt was nil. For calculation purposes, foreign currency values of outstanding external debt were converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

The following table sets forth the external debt service requirements of Bank Indonesia for the years indicated.

External Debt Service Requirements of Bank Indonesia(1)(2)

Period	Principal repayment	Interest repayment	Total

	(in millions of U.S. dollars)
2023P	0.0	173.5	173.5
2024*	0.0	195.5	195.5

Source: Bank Indonesia

P	Preliminary
*	Projected based on external debt outstanding as of October 31, 2024.
(1)	Excludes SRBI owned by non-residents, currencies and deposits and other liabilities.
(2)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the end of each year and, for 2024, as of October 31, 2024.

External Debt of State-Owned Enterprises

The following table sets forth the outstanding direct external debt of SOEs as of the dates indicated.

Outstanding Direct External Debt of State Owned Enterprises(1)

	As of December 31,	As of October 31,
	2023P	2024P

	(in millions of U.S. dollars)
Financial institutions:
Bank	6,847	5,677
Non-bank	1,881	1,348

Total financial institutions	8,728	7,025
Non-financial institutions	39,826	39,127

Total	48,554	46,152

Source: Bank Indonesia

P	Preliminary.
(1)	Foreign currency values of outstanding direct external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

Domestic Public Debt of the Central Government

The following table sets forth the outstanding domestic public debt of the central Government as of the dates indicated.

	As of December 31,	As of November 30,
	2023P	2024P

	(in trillions of Rupiah)
Total domestic public debt(1)	5,844.4	6,216.2

Source: Ministry of Finance

P	Preliminary.
(1)	Excludes SBI, which are obligations of Bank Indonesia and not of the Government.

Domestic Debt Service Requirements of the Central Government

The following table sets forth the debt service requirements for the central Government for the years indicated.

Direct Domestic Debt Service Requirements of the Central Government

Period	Principal repayment and redemption	Interest repayment	Total

	(in trillions of Rupiah)
2022R	317.5	310.8	628.4
2023R	444.5	354.5	799.0
2024*	522.8	385.2	908.0
2025**	625.6	373.1	998.7
2026**	657.8	348.5	1,006.3

Source: Ministry of Finance

R	Realization.
*

Calculated based on (i) actual principal and interest payments made from January 1, 2024 to November 30, 2024 and (ii) projected principal and interest payments to be made from December 1, 2024 to December 31, 2024 based on external debt outstanding as of November 30, 2024.

**	Projected based on external debt outstanding as of November 30, 2024.

Contingent Liabilities from Government Guarantees

As of October 31, 2024, the Government had provided infrastructure guarantees of Rp348.1 trillion, down from active guarantees of Rp485.3 trillion as of November 30, 2023 through the expiration of guarantees in the ordinary course.

Foreign Exchange and Reserves

Exchange Rates

The following table sets forth information on exchange rates between the Rupiah and the U.S. dollar for the periods indicated.

Exchange Rates

	End of Period	Average

	Rupiah per U.S. dollar
2019	13,883	14,139
2020	14,050	14,525
2021	14,253	14,296
2022	15,568	14,873
2023	15,397	15,247
2024	16,095	15,841

Source: Bank Indonesia

International Reserves

The following table sets forth the Republic’s total official international reserves, expressed in (i) U.S. dollar equivalents and (ii) the number of months of imports and Government external debt repayments, in each case at the end of the periods indicated. These reserves consist of foreign exchange, gold, SDRs and a reserve position with the IMF. Indonesia complies with the IMF’s Special Data Dissemination Standard requirement on international reserves and foreign exchange currency liquidity.

Official International Reserves of the Republic(1)

	As of December 31,		As of November 30,
	2023		2024

	(in millions of U.S. dollars, except for months)
Gold	5,234		6,724
SDRs	7,464		7,290
Reserve position with the IMF	1,064		1,042
Foreign exchange and others	132,621		135,187

Total	146,384		150,243

Total as number of months of imports and Government external debt repayments	6.5	P	6.3	P

Source: Bank Indonesia

P	Preliminary.
(1)	Converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

As of November 30, 2024, official international reserves position was U.S.$150.2 billion, equivalent to 6.3 months of imports and servicing government’s external debt, which is well above the international adequacy standard of around three months of imports.

Regional Swap Arrangements of the Republic

In September 2024, Bank Indonesia and Bank Negara Malaysia renewed a local currency bilateral swap agreement, which was initially signed in September 2019 and first renewed in September 2022. This renewed agreement allows exchange of local currencies between the two central banks of up to RM24 billion or Rp82 trillion, for a period of five years.

In October 2024, Bank Indonesia and Bank of Japan renewed a bilateral swap arrangement, which enables Indonesia to swap Indonesian Rupiahs against the Japanese Yen or U.S. dollar in an amount up to U.S.$22.8 billion or equivalent.

In November 2024, Bank Indonesia and the Monetary Authority of Singapore renewed a bilateral financial arrangement to November 1, 2027. The bilateral financial arrangement comprises a local currency bilateral swap agreement that allows exchange of local currencies between the two central banks of up to SGD9.5 billion or Rp100 trillion and a bilateral repo agreement of U.S.$3 billion that allows repurchase transactions between the two central banks to obtain USD cash using as collateral government bonds of the U.S., Japan and Germany.

As of December 31, 2024, no drawdowns on existing bilateral and regional swap arrangements have been made.

Debt-to-GDP Ratios

The following table sets forth the central Government’s debt-to-GDP ratio and debt service to GDP ratio as of the dates indicated. Under the State Finances Law No. 17 of 2003, the Republic’s debt-to-GDP ratio must remain below 60%.

Debt-to-GDP Ratios

	As of December 31, 2023L	As of November 30, 2024P
	(percentages, unless indicated otherwise)
Debt-to-GDP ratio	39.2	39.2
Debt service to GDP ratio	5.1	5.2
Total public debt of the central Government (in billions of U.S.$)(1)	530.5	547.4
—% in Loans	12.3	11.9
—% in Bonds	87.7	88.1

Source:  Ministry of Finance, Bank Indonesia

L	LKPP (Financial Report of Central Government/Audited).
P	Preliminary.
(1)	Outstanding foreign currency debt was converted to U.S. dollars using the BI middle exchange rate as of each period indicated in the table.

As of November 30, 2024, the central Government’s debt-to-GDP ratio was 39.2%, with U.S.$547.4 billion of total public debt of the central Government, of which 11.9% was in loans and 88.1% was in bonds.